UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

October 23, 2007

Delta Galil Industries Ltd.
(Translation of registrant's name into English)

Textile Building, 2 Kaufman Street, Tel Aviv 68012, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X    Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   N/A

Attached hereto and incorporated herein by refrence is a translation of the Immediate Report announcing the results of the Annual General Meeting of the shareholders of the Registrant. The Report has been filed by the Registrant with the Israeli Securities Authority and the Tel Aviv Stock Exchange.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Delta Galil Industries Ltd.
(Registrant)

By:	/s/ Miki Laxer
Name: Miki Laxer
Title: Controller

Date: October 23, 2007